SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTICE OF LATE FILING

Commission File No: 333-44860

(Check One):

[ ]	Form 10-K	[ ]	Form 11-K	[ ]	Form 20-F	[X]	Form 10-Q	[ ]	Form N-SAR

For period ended September 30, 2002

[ ]	Transition Report on Form 11-K	[ ]	Transition Report on Form 11-K	[ ]	Transition Report on Form 20-F

[ ]	Transition Report on Form 10-Q	[ ]	Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: SPECIALTY TRUST, INC.

Former name if applicable:

Address of principal executive office (Street and number): 6160 Plumas Street

City, state and zip code: Reno, Nevada 89509

PART II
RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Form 10-Q for the quarter ended September 30, 2002 is the first filing of a Form 10-Q for Specialty Trust, Inc. (“Specialty Trust”) following the change of its independent auditors, as described in its Form 8-K filed October 17, 2002.

         Specialty Trust has determined that it would require unreasonable effort and expense to rush the completion of the review and the preparation work to file the Form 10-Q for September 30, 2002 by the required filing date of November 14, 2002. Specialty Trust has determined that to do this work for this single report in a rushed fashion requires additional overtime costs for personnel, additional printing costs, etc. Even with these additional costs, it is possible that Specialty Trust cannot complete the required work in order to file the Form 10-Q for the quarter ending September 30, 2002 on a timely basis.

         Specialty Trust will file the Form 10-Q for the quarter ended September 30, 2002 as soon as all the necessary work is done accurately and properly, and within the 5-day extension provided by Rule 12b-25. The Registrant anticipates filing its Form 10-Q as soon as practicable, but in no event later than Tuesday, November 19, 2002.

PART IV
OTHER INFORMATION

         (1)  Name and telephone number of person to contact in regard to this notification.

Phillip R. Pollock	(415)	433-1400

(Name)	(Area Code)	(Telephone Number)

         (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]	Yes	[ ]	No

         (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]	Yes	[X]	No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SPECIALTY TRUST, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2002	By:	/s/ Stephanie S. Schmitt

Stephanie S. Schmitt Chief Financial Officer